Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

Amsterdam, 29 August 2007

ABN AMRO publishes agenda for Extraordinary General Meeting of Shareholders on 20 September 2007

ABN AMRO today has published the agenda for the Extraordinary General Meeting of Shareholders, (EGM), to be held in De Doelen in Rotterdam on 20 September 2007 (starting 10.30 CET) to discuss the offers by the Consortium of RBS, Santander and Fortis and by Barclays.

The agenda will be:

1.	Opening of the Extraordinary General Meeting of Shareholders and Announcements

2.	The Managing Board’s and Supervisory Board’s assessment of recent corporate developments and strategic options

3.	Overview of the Consortium’s public offer on all outstanding shares of ABN AMRO (Consortium consisting of Fortis, RBS and Santander)

4.	Overview of Barclays’ public offer on all outstanding shares of ABN AMRO

5.	Reasoned opinion of the Managing Board and Supervisory Board on the Consortium’s offer and the Barclays’ offer

6.	Any other business

The press release of 30 July 2007 reflects the current reasoned position of the ABN AMRO Boards (as meant in article 9q (2)(a) Bte) on both offers. Depending on further developments the ABN AMRO Boards may evaluate their position and inform the ABN AMRO Shareholders accordingly.

The full agenda and notes thereto will be available on www.abnamro.com.

Press contact: +31206288900
IR contact: +31206287835

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the outcome of the offers for our business by Barclays PLC (“Barclays”) and the consortium of Banco Santander Central Hispano, S.A., Fortis SA/NV and the Royal Bank of Scotland Group plc (“RBS” and collectively, the “Consortium”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission (the “SEC”). For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the SEC and to any subsequent reports furnished or filed by us with the SEC. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information

Barclays has filed with the SEC a Registration Statement on Form F-4, which contains a prospectus, and a Tender Offer Statement on Schedule TO. RBS has filed with the SEC a Registration Statement on Form F-4, which contains a prospectus, and RFS Holdings B.V., Fortis N.V., Fortis SA/NV, Fortis Nederland (Holding) N.V., RBS, Banco Santander Central Hispano, S.A.. and Santander Holanda B.V. have filed with the SEC a Tender Offer Statement on Schedule TO. ABN AMRO has filed with the SEC Solicitation/Recommendation Statements on Schedule 14D-9 in respect of the offer by each of Barclays and the Consortium.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTIONS IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain a free copy of such filings without charge at the SEC's website (http://www.sec.gov). Copies of the prospectus contained in the Barclays Form F-4 may also be obtained, without charge, from Barclays and copies of the prospectus contained in the RBS Form F-4 may also be obtained, without charge, from RBS.

The publication and distribution of this document and any separate documentation regarding the intended offer, the making of the intended offer and the issuance and offering of Barclays and RBS ordinary shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.